UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND FOR THE NINE AND

THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

PRESENTED IN COMPARATIVE FORM

(Stated in millions of constant pesos – Note 3)

CONDENSED INTERIM FINANCIAL STATEMENTS

CONDENSED INTERIM FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Distribution Own Cost
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
INDEC	National Institute of Statistics and Census
KWh	Kilowatt hour
MEM	Wholesale Electricity Market
MWh	Megawatt hour
PBA	Province of Buenos Aires
PEN	Federal Executive Power
PEST	Seasonal Price of Energy
RASE	Registry of Access to Energy Subsidies
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
RIPTE	Average Taxable Remuneration of Stable Workers
RT	Electricity Rate Review
SACME	S.A. Centro de Movimiento de Energía
SCEYM	Energy and Mining Coordination Secretariat
SE	Energy Secretariat
SINTYS	National Social and Tax Identification System
VAD	Distribution Added Value

1

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the Bylaws: July 24, 2024 (Note 30)

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú St., 12th Floor - CABA

Main business of the parent company: Investment company and provider of services related to the distribution of electricity, renewable energies and development of sustainable technology

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2024

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 20)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,566,330
Class C (2)	1,596,659
906,455,100

(1)	Includes 30,772,779 treasury shares as of September 30, 2024 (Note 20).
(2)	Relates to the Employee Stock Ownership Program Class C shares (Note 20).

2

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Comprehensive Income

for the nine and three-month period ended September 30, 2024 presented in comparative form

(Stated in millions of constant pesos – Note 3)

		Nine months at		Three months at
	Note	09.30.24	09.30.23	09.30.24	09.30.23

Revenue	8	1,412,638	1,170,345	555,788	427,332
Energy purchases	8	(804,281)	(772,127)	(344,709)	(254,816)
Distribution margin		608,357	398,218	211,079	172,516
Transmission and distribution expenses	9	(317,975)	(306,649)	(109,089)	(105,266)
Gross profit		290,382	91,569	101,990	67,250

Selling expenses	9	(152,410)	(131,104)	(54,202)	(36,150)
Administrative expenses	9	(100,973)	(95,500)	(35,099)	(35,827)
Other operating income	10	24,230	36,638	9,015	16,495
Other operating expense	10	(34,331)	(28,657)	(14,985)	(9,841)
(Loss) Income from interest in joint ventures		(48)	18	-	-
Operating result		26,850	(127,036)	6,719	1,927

Agreement on the Regularization of Obligations	2.b	-	398,515	-	398,515

Financial income	11	788	342	193	164
Financial costs	11	(305,515)	(498,313)	(86,977)	(143,395)
Other financial results	11	(91,504)	(30,503)	123,711	(59,442)
Net financial costs		(396,231)	(528,474)	36,927	(202,673)

Monetary gain (RECPAM)		527,083	667,064	89,548	223,561

Income before taxes		157,702	410,069	133,194	421,330

Income tax	26	77,367	(246,583)	(18,756)	(186,389)
Income for the period		235,069	163,486	114,438	234,941

Comprehensive income for the period attributable to:
Owners of the parent		235,069	163,486	114,438	234,941
Comprehensive income for the period		235,069	163,486	114,438	234,941

Basic and diluted income per share:
Income per share (argentine pesos per share)	12	268.65	186.84	130.79	268.50

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

3

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of September 30, 2024 presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	09.30.24	12.31.23
ASSETS
Non-current assets
Property, plant and equipment	13	2,701,972	2,565,627
Interest in joint ventures		77	114
Investment in subsidiary		108	-
Right-of-use asset	14	4,535	7,134
Other receivables	16	3	5
Total non-current assets		2,706,695	2,572,880

Current assets
Inventories	15	127,960	80,246
Other receivables	16	60,940	68,618
Trade receivables	17	356,690	134,222
Financial assets at fair value through profit or loss	18	250,370	166,531
Cash and cash equivalents	19	2,656	18,397
Total current assets		798,616	468,014
TOTAL ASSETS		3,505,311	3,040,894

4

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of September 30, 2024 presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	09.30.24	12.31.23
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	20	875	875
Adjustment to share capital	20	687,068	687,030
Treasury stock	20	31	31
Adjustment to treasury stock	20	14,693	14,731
Additional paid-in capital	20	9,562	9,506
Cost treasury stock		(56,316)	(56,316)
Legal reserve		47,607	47,607
Voluntary reserve		461,022	461,022
Other comprehensive loss		(6,990)	(6,990)
Accumulated losses		(38,027)	(273,096)
TOTAL EQUITY		1,119,525	884,400

LIABILITIES
Non-current liabilities
Trade payables	22	2,497	3,219
Other payables	23	289,179	320,301
Borrowings	24	166,279	89,374
Deferred revenue		27,916	27,156
Salaries and social security payable	25	6,971	4,936
Benefit plans		15,259	9,920
Deferred tax liability	26	887,435	964,777
Provisions	28	16,146	19,874
Total non-current liabilities		1,411,682	1,439,557
Current liabilities
Trade payables	22	648,636	485,616
Other payables	23	96,117	59,134
Borrowings	24	160,287	102,108
Deferred revenue		50	101
Salaries and social security payable	25	37,382	53,683
Benefit plans		578	1,164
Tax liabilities	27	24,265	9,349
Provisions	28	6,789	5,782
Total current liabilities		974,104	716,937
TOTAL LIABILITIES		2,385,786	2,156,494

TOTAL LIABILITIES AND EQUITY		3,505,311	3,040,894

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

5

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Changes in Equity

for the nine-month period ended September 30, 2024

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Share capital	Adjust- ment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive results	Accumula- ted (losses) profits	Total equity
Balance at December 31, 2022	875	686,962	31	14,799	9,419	(56,316)	47,607	461,022	-	(5,095)	(370,585)	788,719

Other Reserve Constitution - Share-based compensation plan	-	-	-	-	-	-	-	-	87	-	-	87
Payment of Other Reserve Constitution - Share-based compensation plan	-	68	-	(68)	87	-	-	-	(87)	-	-	-
Income for the nine-month period	-	-	-	-	-	-	-	-	-	-	163,486	163,486
Balance at September 30, 2023	875	687,030	31	14,731	9,506	(56,316)	47,607	461,022	-	(5,095)	(207,099)	952,292
Other comprehensive results	-	-	-	-	-	-	-	-	-	(1,895)	-	(1,895)
Loss for the three-month complementary period	-	-	-	-	-	-	-	-	-	-	(65,997)	(65,997)
Balance at December 31, 2023	875	687,030	31	14,731	9,506	(56,316)	47,607	461,022	-	(6,990)	(273,096)	884,400

Other Reserve Constitution - Share-based compensation plan (Note 20)	-	-	-	-	-	-	-	-	56	-	-	56
Payment of Other Reserve Constitution - Share-based compensation plan (Note 20)	-	38	-	(38)	56	-	-	-	(56)	-	-	-
Income for the nine-month period	-	-	-	-	-	-	-	-	-	-	235,069	235,069
Balance at September 30, 2024	875	687,068	31	14,693	9,562	(56,316)	47,607	461,022	-	(6,990)	(38,027)	1,119,525

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

6

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2024

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	09.30.24	09.30.23
Cash flows from operating activities
Income for the period		235,069	163,486

Adjustments to reconcile net (loss) income to net cash flows from operating activities:
Depreciation of property, plant and equipment	13	105,002	112,593
Depreciation of right-of-use assets	14	6,490	4,358
Loss on disposals of property, plant and equipment	13	3,882	1,410
Net accrued interest	11	301,436	496,909
Income from customer surcharges	10	(15,842)	(19,184)
Exchange difference	11	11,141	29,041
Income tax	26	(77,367)	246,583
Allowance for the impairment of trade and other receivables	9	12,592	13,998
Adjustment to present value of receivables	11	3,923	1,840
Provision for contingencies	28	14,968	12,189
Changes in fair value of financial assets and financial liabilities	11	46,880	(23,907)
Accrual of benefit plans	9	12,645	11,418
Loss on integration in kind of Corporate Notes	11	1,501	-
Income from non-reimbursable customer contributions	10	(262)	(232)
Other financial costs	11	28,059	23,529
Result from interest in joint ventures		48	(18)
Agreement on the Regularization of Obligations	2.b	-	(398,515)
Monetary gain (RECPAM)		(527,083)	(667,064)
Changes in operating assets and liabilities:
Increase in trade receivables		(283,732)	(139,708)
(Increase) Decrease in other receivables		(18,023)	16,940
Increase in inventories		(36,529)	(17,085)
Increase in deferred revenue		3,866	2,345
Increase in trade payables		237,677	223,857
Increase in salaries and social security payable		15,268	19,625
Decrease in benefit plans		(2,308)	(5,920)
Increase in tax liabilities		19,601	14,444
Increase in other payables		36,739	12,349
Decrease in provisions	28	(3,185)	(1,718)
Net cash flows generated by operating activities		132,456	133,563

7

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2024

presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	09.30.24	09.30.23
Cash flows from investing activities
Payment of property, plants and equipments		(232,817)	(183,722)
(Purchase) Sale net of Mutual funds and negotiable instruments		(119,170)	32,466
Payment of investment in subsidiary		(108)	-
Net cash flows used in investing activities		(352,095)	(151,256)

Cash flows from financing activities
Proceeds from borrowings		196,865	34,785
Payment of borrowings		(1,000)	(708)
Payment of lease liability		(7,625)	(6,979)
Payment of interests from borrowings		(13,678)	(2,345)
Payment of Corporate Notes issuance expenses		(7,760)	(1,483)
Net cash flows generated by financing activities		166,802	23,270

(Decrease) Increase in cash and cash equivalents		(52,837)	5,577

Cash and cash equivalents at the beginning of the year	19	18,397	10,229
Exchange difference in cash and cash equivalents		1,680	8,357
Result from exposure to inflation		(100)	(281)
(Decrease) Increase in cash and cash equivalents		(52,837)	5,577
Cash and cash equivalents at the end of the period	19	(32,860)	23,882

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(12,412)	(4,739)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(3,891)	(4,127)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

8

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of the Argentine Republic, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentina, whose shares are listed on Bolsas y Mercados Argentinos S.A. (ByMA) (Argentine Stock Exchange and Securities Market), traded on Mercado Abierto Electrónico S.A. (MAE) (electronic securities and foreign currency trading market), and the New York Stock Exchange (NYSE).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

Nine months after the beginning of 2024, the Company shows an improvement in its economic performance, mainly as a consequence of the recent electricity rate increases. Furthermore, the likelihood of periodical rate adjustments and reduction of subsidies in the short term will make it possible to continue improving the Company’s electricity rate situation and thereby its economic and financial equation, thus ensuring the economic self-sufficiency of the electricity system, giving rise to a foreseeable future.

In particular, the electricity rate adjustments of February 2024 implied an increase in the CPD of 319.2% (Note 2.a), which resulted in an increase of the Company’s gross profit for the current period. Additionally, periodical adjustments of the CPD were provided for in August (3%), September (3%), October (2.7%) and November (6%) of the current year. It is worth mentioning that the automatic and monthly adjustments of the CPD that were to take place between May and July 2024 were postponed pursuant to the communications received from the National Economy Minister and the Energy Secretariat, with a view to their inclusion in the RT process.

Furthermore, the following increases in the PEST were approved: (i) cost of energy-related increases: 117%, 28.9%, 4.65%, 5%, 2.7% and 2.5%, as from February, May, August, September, October and November 2024, respectively; (ii) transmission cost-related increases: 1,547%, 91.9%, 6%, 6%, 2.7% and 2.5% in the same periods.

At the same time, Executive Order No. 70/2023 issued by the Federal Government provided for the economic, financial, fiscal, pension, tariff, health, social and administrative emergency until December 31, 2025. In this regard, on July 8, 2024, the Official Gazette published Law No. 27,742 -entitled Law of bases and starting points for the freedom of the Argentine people (the “Bases Law”)-, which includes a number of major reforms aimed at overhauling the country’s economic and administrative structures. The main reforms included in this Law are the following:

•  Economic deregulation: The Bases Law introduces broad deregulation measures to reduce government intervention in the economy. This includes simplifying business regulations and reducing bureaucratic obstacles for companies. In this regard, it includes without limitation, the amendment to and derogation of regulations in the following areas: (i) public administration organization; (ii) administrative procedure; (iii) conflict resolution with the Government; (iv) regulations applicable to commercial companies; (v) financial administration regime; (vi) obligations and contracts regime aimed at strengthening the autonomy of the parties’ will, and (vii) promotion of and incentives to large investments.

9

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

• Privatization of state-owned companies: The Bases Law provides for the privatization of several state-owned companies, including, among other, Intercargo S.A.U., Agua y Saneamientos Argentinos S.A., Belgrano Cargas y Logística S.A., Operadora Ferroviaria Sociedad del Estado (Trenes Argentinos), Corredores Viales S.A. and Energía Argentina Sociedad Anónima (ENARSA). This measure aims at reducing government spending and increasing efficiency through private management.

• Labor market reforms: The Bases Law introduces changes to labor laws in order to make the labor market more flexible. This includes measures to reduce the cost of hiring and laying off employees, as well as measures to promote employment through more flexible working conditions. The labor-related chapter of the Bases Law provides for the elimination of fines for unregistered employment, a six-month trial period and the setting-up of a severance fund.

• Investment incentives: An Incentive Regime for Large Investments (“RIGI”) is created, which establishes benefits for national and foreign companies that invest in projects “conducive to the prosperity of the country” for an amount equal to or exceeding USD 200 million. On August 23, 2024, the Argentine government published Executive Order No. 749/2024 in the Official Gazette, approving the implementation of the RIGI within the framework of the Bases Law.

• Public sector reforms: The Bases Law includes measures to streamline the public sector, reduce its employment costs and improve the efficiency of government services.

• Decentralization: The Bases Law promotes decentralization by increasing the fiscal and administrative autonomy of provincial governments. This measure aims at promoting regional development and reducing the concentration of power in the central government.

These measures aim at creating a more dynamic, efficient and competitive economy in Argentina, although they have faced significant opposition from opposition parties and leaders, concerned about potentially negative impacts on social welfare and public services.

Furthermore, the context of volatility and uncertainty continues at the date of issuance of these condensed interim financial statements. At this point in time, neither the development of the reforms proposed by the new administration nor the new measures that could be announced can be predicted. The Company’s Management permanently monitors the development of the variables that affect the Company’s business, in order to define its course of action and identify the potential impacts on its financial and cash position. Within the described context, the Company continues making the investments necessary, both for the efficient operation of the network and for maintaining and even improving the quality of the service.

Therefore, the Company’s condensed interim financial statements must be read in the light of these circumstances.

Notwithstanding the above-described situation, it is worth pointing out that even though in the last few fiscal years the Company recorded negative working capital, as a consequence of the insufficient adjustments of the electricity rate over the last few years, in general terms, the quality of the electricity distribution service has been improved, both in duration and frequency of power cuts. In this regard, the Company is optimistic that the RT process currently underway will allow the Company to operate under a regulatory framework with clear and precise rules and with reasonable electricity rates, which will make it possible to meet the costs associated with both the provision of the service and the need for investments to satisfy the demand, in order to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability and within a framework of energy supplied in accordance with the MEM’s possibilities. Therefore, these condensed interim financial statements have been prepared using the ongoing concern basis of accounting.

10

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	2 | Regulatory framework

At the date of issuance of these condensed interim financial statements, there exist the following changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2023:

a)	Electricity rate situation

As provided for in ENRE Resolution No. 102/2024, edenor’s electricity rates are provisionally adjusted on account of the next Electricity Rate Review (RT). This provisional adjustment is equivalent to a 319.2% increase of the CPD. Additionally, periodical adjustments of the CPD were provided for in August (3%), September (3%), October (2.7%) and November (6%) of the current year. It is worth mentioning that the automatic and monthly adjustments of the CPD that were to take place between May and July 2024 were postponed pursuant to the communications received from the National Economy Minister and the Energy Secretariat, with a view to their inclusion in the RT process.

In the framework of the RT process, the ENRE, by means of Resolution No. 270/2024, set forth a schedule of tasks and work plan to be carried out by the ENRE and edenor in order to comply with the process before December 31, 2024. At the date of issuance of these condensed interim financial statements, the Company has submitted the first report related to projected demand and capital base, the second report related to the investment plan, and the third report related to operation expenses, efficiency factor, pass-through mechanism of energy and power prices and VAD adjustment. The submission of the final report with the proposed electricity rate schedule is still pending inasmuch as the ENRE has postponed the deadline for submission until November 20, 2024. After this date, the electricity rate schedules shall be published, following a mandatory public hearing to be held with the participation of the different social players and consumers.

Furthermore, with regard to the system of subsidies applied to our users, the Federal Executive Branch provided for the restructuring of the systems of energy subsidies of national jurisdiction, in order to ensure a gradual transition over a period of nine months, which ends on November 30, 2024, and which may be extended until May 2025.

Within the aforementioned transition program, the first reduction step was adopted on May 28, 2024 by means of Executive Order No. 465/2024 of the PEN, which suspended the limits of the impact on the bill caused by the variation of the Salary Variation Coefficient (CVS) (‘caps’ of 40% and 80% according to the user category under the rate segmentation system).

The second step consisted of the implementation as from June 1, 2024, of higher caps on subsidized energy consumption, which by means of SE Resolution No. 90/2024 were set at 350kWh/month and 250 kWh/month for our N2 and N3 users, respectively.

Additionally, on June 26, 2024, by means of Executive Order No. 940/2024 of the Executive Branch and Resolution No. 771/2024 of the Infrastructure and Public Services Ministry, both of the Province of Buenos Aires, and ENRE Resolution No. 437/2024, a new system was established for the users of such province benefited from the “Social Tariff”. In the first place, the universe of persons eligible for the “Social Tariff” is extended to include the users arising from the crosschecking of data through the SINTYS, those incorporated by the ENRE and those comprising Level 2 of the RASE. In the second place, the application of such subsidy will be paid by the Province directly to the Distribution Company, rendering invalid the offsetting of this charge against the energy bill issued by CAMMESA. Furthermore, the subsidy amounts available for each category are significantly reduced.

Finally, the rate of the Tax on the Electricity Service, whose proceeds constitute the “Special Fund for the PBA’s Electricity Development” and which edenor collects for account and by order of the Province, is reduced from 4% to 0.01%.

11

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

The following resolutions have modified the situation reported in the Financial Statements as of December 31, 2023, in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price):

Resolution	Date	What it approves	Effective as from
ENRE No. 198/2024	March 26, 2024	Electricity rate schedules (1)	April 1
SE No. 92/2024	June 4, 2024	Seasonal reference prices (2)	May 1
ENRE No. 335/2024	June 6, 2024	Electricity rate schedules	May 1
SE No. 192/2024	August 1, 2024	Seasonal reference prices	August 1
ENRE No. 520/2024	August 2, 2024	Electricity rate schedules (3)	August 1
SE No. 234/2024	August 30, 2024	Seasonal reference prices	September 1
ENRE No. 588/2024	September 2, 2024	Electricity rate schedules (3)	September 1
SE No. 283/2024	September 27, 2024	Seasonal reference prices	October 1
ENRE No. 697/2024	September 30, 2024	Electricity rate schedules (3)	October 1
SCEYM No. 19/2024	October 31, 2024	Seasonal reference prices (4)	November 1
ENRE No. 905/2024	October 31, 2024	Electricity rate schedules (3)	November 1

(1)	It approves the amendment to the structure of Tariff T1-R, opening R3 and R4 categories and adding two additional consumption segments referred to as R5 and R6.
(2)	It approves the Winter Seasonal Programming for the MEM submitted by CAMMESA, relating to the May 1, 2024-October 31, 2024 period.
(3)	CPD increase of 3%, 3%, 2.7% and 6%, respectively.
(4)	It approves the Summer Seasonal Programming for the MEM submitted by CAMMESA, relating to the November 1, 2024-April 30, 2025 period

b)	Agreements on the Regularization of Payment Obligations with CAMMESA – Debt for the purchase of energy in the MEM

The Company entered into two agreements on the regularization of its debts with CAMMESA for energy purchases, fines and charges accrued through February 2023. The Payment plan liability resulting from the two Agreements signed by and between the Company and CAMMESA, including the financial components accrued, payments made and the offsetting against receivables under the Framework Agreement (Note 2.c), amounts to $ 226,830, and is disclosed in the Other payables account of the Statement of Financial Position, with the Company’s being up to date with the payments of the installments thereof.

The Payment plan for the debts incurred until August 31, 2022 stipulated in the agreement entered into on December 29 of that same year, after the application of the credit recognized by the Federal Government equivalent to five bills of consumption at the average value of 2020, consists of 96 progressively increasing installments at the interest rate in effect in the MEM, reduced by 50%, whose average installment according to the payment schedule is increased by 133% each year until the fifth year, and by 268% from the sixth through the eighth year.

The Payment plan for the debts incurred until February 28, 2023 stipulated in the agreement entered into on July 28 of that same year, consists of 96 monthly and consecutive installments adjusted in accordance with the development of the MWh value in effect. Therefore, as of September 30, 2024, due to the energy price increase mentioned in caption a) of this Note, the debt relating to this Payment plan totals $ 135,169.

Furthermore, outstanding principal on the debts for the purchase of energy accrued between March 1, 2023 and September 30, 2024 amounts to $ 127,667. As from the maturities taking place on April 1, 2024, the Company’s payments of CAMMESA’s current billing are up to date.

On May 6, 2024, by means of Resolution No. 58/2024, the SE instructed CAMMESA to provide for a new access plan to regularize the amounts owed by distribution agents for the period maturing between February 1 and April 30, 2024 and submit a proposal for entering into agreements for the payment thereof, which at the date of issuance of these condensed interim financial statements has not been implemented.

12

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

c)	Framework Agreement

In accordance with the Agreement entered between edenor, the Federal Government and the Province of Buenos Aires, electricity consumption generated in 2023, which must be contributed by the latter two, amounts to $ 1,784 and $ 1,317, respectively, of which $ 352 and $ 741 are pending cancellation.

On August 15, 2024, the outstanding portion to be contributed by the Province of Buenos Aires was effectively paid in accordance with CAMMESA’s statement of accounts, for $ 741. At of the date of issuance of these condensed interim financial statements, the amount to be contributed by the Federal Government, whose crediting and/or offsetting against debts with CAMMESA for electricity consumption of 2023 is still pending, totals $ 352.

With regard to electricity consumption generated in 2024, the ENRE has been informed for validation purposes of the credits against the Federal Government and the Province of Buenos Aires for $ 2,617 million and $ 4,378 million, respectively.

Furthermore, on January 30, 2024, the Company requested that the SE and the Infrastructure Ministry of the Province of Buenos Aires initiate the administrative procedures in order to formalize the Framework Agreement’s regime in effect for the 2024-2025 period. This request was reiterated on October 29, 2024.

d)	Agreements on the collection of the Street Lighting Fee

edenor had signed agreements on the collection of the street lighting fee (“SLF Agreements”) through the electricity bill, with several municipalities of the concession area. These agreements had been duly approved by the ENRE.

On September 10, 2024, the Industry and Commerce Secretariat of the Economy Ministry issued ME Resolution No. 267/2024, pursuant to which section 3 of Law No. 24,240 was amended, providing that the information related to the concepts included in the bills/invoices issued by the providers of goods and services in the framework of consumer relations shall solely and exclusively refer to the good or service specifically contracted by the consumer and supplied by the provider, and may not include amounts or concepts unrelated to such good or service, without prejudice to any other general information that should be included in the issued document, in accordance with the applicable regulation. All this under the penalty of being subject to fines.

Subsequently, and based on the Resolution mentioned in the preceding paragraph, the ENRE issued Resolution No. 708/2024, pursuant to which all the acts performed by a governmental authority approving the collection agreements with the municipalities were repealed, thus rendering compliance with the purpose of those agreements impossible. This situation has been notified to the relevant Municipalities by a reliable means.

Accordingly, the Company has no longer provided the service in question. However, several Municipalities have decided to apply for (Law No. 16,986) and have been granted provisional measures that have suspended the application of ME Resolution No. 267/2024 and have reinstated the obligation to continue providing the street lighting fee collection service.

These Municipalities are those of the localities of San Martín; Tigre; Ituzaingó; Hurlingham; Moreno; Gral. Rodriguez; Las Heras; Pilar; Escobar; Merlo; San Fernando; Morón; José C. Paz and Malvinas Argentinas.

Note	3 | Basis of preparation

These condensed interim financial statements for the nine-month period ended September 30, 2024 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”. They were approved for issue by the Company’s Board of Directors on November 8, 2024.

13

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

By means of General Resolution No. 622/2013, the CNV provided for the application of Technical Resolution No. 26 of the FACPCE, which adopts the IFRS issued by the IASB, for those entities that are included in the public offering system of Law No. 17,811, as amended, whether on account of their capital or their corporate notes, or have requested authorization to be included in the aforementioned system.

These condensed interim financial statements include all the necessary information in order for the users to properly understand the relevant facts and transactions that have occurred subsequent to the issuance of the last Financial Statements for the year ended December 31, 2023 and until the date of issuance of these condensed interim financial statements. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the nine and three-month period ended September 30, 2024 and its comparative period as of September 30, 2023 do not necessarily reflect the Company’s results in proportion to the full fiscal year. Therefore, the condensed interim financial statements should be read together with the audited Financial Statements as of December 31, 2023 prepared under IFRS.

The Company’s condensed interim financial statements are measured in pesos (the legal currency in Argentina) restated in accordance with that mentioned in this Note, which is also the presentation currency.

Comparative information

The balances as of December 31 and September 30, 2023, as the case may be, disclosed in these condensed interim financial statements for comparative purposes, arise as a result of restating the annual Financial Statements and the Condensed Interim Financial Statements as of those dates, respectively, to the purchasing power of the currency at September 30, 2024, as a consequence of the restatement of financial information described hereunder. Furthermore, certain amounts of the financial statements presented in comparative form have been reclassified in order to maintain consistency of presentation with the amounts of the current periods.

Restatement of financial information

The condensed interim financial statements, including the figures relating to the previous year/period, have been stated in terms of the measuring unit current at September 30, 2024, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the indexes published by the FACPCE. The inflation rate for the period of January 1, 2024 - September 30, 2024 was 101.6%.

Note	4 | Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the Financial Statements for the last financial year, which ended on December 31, 2023, except for the following:

Uncertain tax positions

In determining the current and the deferred income tax expense, the Company takes into consideration the impact of the uncertain tax positions, including whether such positions can result in additional taxes or interest. IFRIC 23 interpretation determines how to apply the recognition and measurement requirements of IAS 12 when there is uncertainty over income tax treatments. For such purpose, the Company must assess if the tax authorities will accept an uncertain tax treatment.

If the Company concludes that it is not probable that the treatment will be accepted, it will reflect the effect of the uncertainty in determining the taxable profit, tax loss carryforwards, unused tax losses, unused tax credits and tax rates.

14

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

The Company estimates that it is entitled to apply the uncertain tax treatment; therefore, it has calculated the tax position taking this treatment into consideration.

In this regard, the Company shall make consistent judgments and estimates for both current income tax and deferred tax. edenor will reassess a judgment or estimate required by this interpretation if the facts and circumstances on which the judgment or estimate was based change or as a result of new information that affects the judgment or estimate applied.

New accounting standards, amendments and interpretations issued by the IASB that are effective as of September 30, 2024 and have been adopted by the Company:

- IAS 1 “Presentation of financial statements”, amended in January and July 2020, February 2021 and October 2022. It incorporates amendments to the classification of liabilities as current or non-current.

- IFRS 16 “Leases”, amended in September 2022. It clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale.

- IFRS Sustainability Disclosure Standards, amended in June 2023. IFRS S1 sets out overall requirements in order for an entity to disclose information about its sustainability-related risks and opportunities that is useful to the users of general purpose financial reports in making decisions relating to providing resources to the entity. IFRS S2 sets out the requirements for identifying, measuring and disclosing information about climate-related risks and opportunities that is useful to the users of general purpose financial reports in making decisions relating to providing resources to the entity.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

New accounting standards, amendments and interpretations issued by the IASB that are not yet effective and have not been early adopted by the Company

- IFRS 18 “Presentation and disclosure in financial statements”, issued in April 2024. It includes new requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. It introduces three defined categories of income and expenses (operating, investing and financing) that modify the structure of the statement of profit or loss, and requires companies to present new defined subtotals, including operating profit or loss, in order to analyze the companies’ financial performance and facilitate comparison between companies. The standard requires companies to disclose explanations of those company-specific measures that are related to the statement of profit or loss, referred to as management-defined performance measures. It provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. It requires that companies provide more transparency about operating expenses. The management-defined performance measures, as defined by IFRS 18, consist of measures that are subtotals of income and expenses. IFRS 18 does not require companies to provide management-defined performance measures but does require companies to explain them if they are provided.

IFRS 18 replaces IAS 1 “Presentation of financial statements”, but carries forward many requirements from IAS 1 unchanged. IFRS 18 is effective for annual reporting periods beginning as from January 1, 2027, with early adoption permitted. In this regard, the Company is currently assessing the impact of IFRS 18 and estimates that there will be significant changes in the disclosure of the Comprehensive Statement of Income and its related notes.

- IFRS 19 “Subsidiaries without public accountability: Disclosures”, issued in May 2024. It specifies reduced disclosure requirements that an elegible entity is permitted to apply instead of the disclosure requirements in other IFRS. IFRS 19 applies to annual reporting periods beginning as from January 1, 2027, earlier application permitted.

15

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

- IAS 21 “The effects of changes in foreign exchange rates”, amended in August 2023. Guidelines are included in order to specify when a currency is interchangeable and how to determine the exchange rate to apply when it is not. The amendments apply to annual reporting periods beginning as from January 1, 2025.

Note	5 | Financial risk management

Note	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

Additionally, the difficulty in obtaining financing in international or national markets could affect certain variables of the Company’s business, such as interest rates, foreign currency exchange rates and the access to sources of financing.

With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year end.

a.	Market risks

i.	Currency risk

As of September 30, 2024 and December 31, 2023, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 09.30.24	Total 12.31.23

ASSETS
CURRENT ASSETS
Other receivables	USD	25.3	967.500	24,478	42,693
Financial assets at fair value through profit or loss	USD	196.2	967.500	189,824	82,952
Cash and cash equivalents	USD	0.1	967.500	97	325
TOTAL CURRENT ASSETS				214,399	125,970
TOTAL ASSETS				214,399	125,970

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	171.3	970.500	166,279	89,374
TOTAL NON-CURRENT LIABILITIES				166,279	89,374
CURRENT LIABILITIES
Trade payables	USD	17.9	970.500	17,372	37,314
	EUR	0.2	1083.854	217	1,082
	CHF	0.2	1150.289	230	582
	CNY	13.4	138.047	1,850	-
Borrowings	USD	101.8	970.500	98,844	101,536
	CNY	-	138.047	-	572
Other payables	USD	-	970.500	-	2,275
TOTAL CURRENT LIABILITIES				118,513	143,361
TOTAL LIABILITIES				284,792	232,735

(1)	The exchange rates used are the BNA exchange rates in effect as of September 30, 2024 for United States dollars (USD), Euros (EUR), Swiss francs (CHF) and Chinese yuans (CNY).

16

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

ii.	Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used for carrying out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of September 30, 2024 and December 31, 2023:

	LEVEL 1	LEVEL 2

At September 30, 2024
Assets
Other receivables
Assigned assets and in custody	23,029	-
Financial assets at fair value through profit or loss:
Negotiable instruments	5,889	-
Mutual funds	244,481	-
Cash and cash equivalents:
Mutual funds	414	-
Total assets	273,813	-

Liabilities
Other liabilities:
Payment plan - CAMMESA	-	135,169
Total liabilities	-	135,169

	LEVEL 1	LEVEL 2
At December 31, 2023
Assets
Other receivables
Transferred assets and in custody	41,126	-
Financial assets at fair value through profit or loss:
Negotiable instruments	1,185	-
Mutual funds	165,346	-
Cash and cash equivalents
Mutual funds	15,580	-
Total assets	223,237	-

Liabilities
Other liabilities:
Payment plan - CAMMESA	-	120,902
Total liabilities	-	120,902

iii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

17

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of September 30, 2024 and December 31, 2023, except for both Classes Nos. 4 and 6 Corporate Notes issued by the Company in Argentine pesos, at the private BADLAR floating interest rate plus an annual 3% and 7% fixed margin, respectively (Note 24), and the Payment plan with CAMMESA that is disclosed in the Other payables account (Notes 2.b and 23), all the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

Note	6 | Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgment and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the sources of estimation uncertainty used with respect to those applied in the Financial Statements for the year ended December 31, 2023.

Note	7 | Contingencies and lawsuits

The provision for contingencies has been recorded to face situations existing at the end of each period that may result in a loss for the Company if one or more future events occurred or failed to occur.

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2023, except for the following:

- Federal Administration of Public Revenues (“AFIP”) – Difference in contribution rate to the Single Social Security System (“SUSS”) (executive order 814/2001) for the 12/2011- 11/2019 tax periods

Based on the enactment of Law No. 27,743 on “Palliative and Relevant Tax Measures”, which provides for an “Exceptional Regularization System of Tax, Custom and Social Security-related Payment Obligations”, regulated by Executive Order No. 608/2024 and implemented by the AFIP by means of General Resolution No. 5525/2024 dated July 16, 2024, the Company has decided to adhere to the payment facilitation plan provided therein and agreed to pay the principal on the amounts claimed by the tax authorities in three monthly installments. Likewise, obtained a 70% reduction in interest and fines determined. The total amount payable due in September, October and November, 2024 totals $ 1,610, which, as of September 30, 2024, has been recorded by the Company in the Salaries and social security taxes payable account of the Statement of Financial Position.

In accordance with the provisions of section 3 of the Law on Tax Measures and section 35 of General Resolution No. 5525/2024 of the AFIP, edenor abandoned the claim and, after the payment of the last installment provided for therein has been made the following proceedings will be deemed terminated: (i) Edenor S.A. VS AFIP, CHALLENGE OF DEBT, Court record 20408/2021 (CI 25,329) (OI No. 1,578,472- for the 12/2011-12/2016 tax periods); (ii) Edenor S.A. VS AFIP, CHALLENGE OF DEBT, Court record 11840/2021 (CI 25,329) (OI No. 1,806,371- for the 01/2017-06/2019 tax periods); and (iii) Edenor S.A. VS AFIP, SOCIAL SECURITY CONTRIBUTIONS (CI 24,920) (OI: 1893337- for the 07/2019-11/2019 tax periods- Court record No.: CSS 053731/2022).

18

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

-	AFIP’s tax claim for Income Tax, Undocumented outflows and VAT

On April 12, 2024, as a consequence of the analysis of the submitted expert’s report, Federal Court in Criminal Matters of San Martín No. 1 rendered judgment, stating that the investigation is exhausted and that as a result thereof not only the execution of the works and transactions documented in the billing declared in the 2017-2018 period by edenor to the tax collecting agency, but also the existence and operating capacity of both contractors to manage and carry out the works paid by edenor was verified, acquitting the Company, the Company’s former chairman and former Board of Directors members, CYSE S.A., and Fuentes y Asociados S.A. of the criminal charges related to this court record. On August 6, 2024, this decision was confirmed by the Appellate Court, ordering the dismissal of the charges against edenor and its directors.

- Protección a los Consumidores y Usuarios de la República Argentina Asociación Civil (Procurar) – Class action for the protection of a constitutional right (“amparo colectivo”)

Protección a los Consumidores y Usuarios de la República Argentina Asociación Civil, jointly with two users domiciled in the District of San Martín, brought an action against the Company, the Energy Secretariat (SE) and CAMMESA.

In that framework, a provisional measure was issued, pursuant to which: (i) the Company was ordered to refrain from paying CAMMESA any amounts earmarked for the carrying out of the investments necessary for ensuring the appropriate quality of the electricity service; and (ii) CAMMESA was ordered to refrain, both from judicially claiming payment by the Company for the energy supplied and/or to be supplied in the future to edenor, and from issuing any precautionary measure affecting the latter’s equity, as a result of the energy supplied, maintaining the normal and regular dispatch of energy, affecting neither the continuity nor the quality of the public service the distributor must provide to its customers. The court allowed the Company to extend the effects of the provisional measure until December 19, 2024.

- Energy Secretariat vs EDESUR SA and other, Proceeding for the Determination of a Claim

On September 21, 2021, the National Economy Ministry issued Resolution No. 590/2021, declaring contrary to the public interest the “Agreement on the Regularization of Obligations for the Transfer of Concession Holders to the Local Jurisdictions” entered into on May 10, 2019 by and between the Energy Government Secretariat, in representation of the Federal Government, the Company, and Edesur S.A. Such declaration requires that the Agreement be declared null and void in court, and, in that framework, on October 24, 2024, the Company was served notice of the complaint pending in the Court having jurisdiction in Federal Administrative Matters No. 8, Clerk’s Office No. 15. At the date of these condensed interim financial statements, the term in order for the Company to answer the complaint has not yet expired.

- Class action – Asociación de Defensa de los Consumidores y Usuarios de la Argentina

On October 18, 2024, in the case ASOCIACION DE DEFENSA DE LOS CONSUMIDORES Y USUARIOS DE LA ARGENTINA AND OTHER VS/EN-ECONOMY MINISTRY – INDUSTRY AND COMMERCE SECRETARIAT 293/24 AND OTHER, PROTECTION OF A CONSTITUTIONAL RIGHT (“AMPARO”) LAW 16,986. Court Record No. 017284/2024, the Company seeks the validation of the full constitutionality of Resolution No. 267/2024 of the Industry and Commerce Secretariat. The aforementioned complaint is pending in National Court in Federal Administrative Matters No. 3, Clerk’s Office No. 6. Although the report required under section 4 of Law No. 26,854 is in the process of being answered, the Company estimates that such action has no economic impact.

19

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

- Application of Minutes 2783 of the CNAT in the Province of Buenos Aires

Taking into consideration the provisions of Minutes 2783 of the CNAT (“National Court of Appeals in Labor Matters”), which provide for the application of the RIPTE index plus an annual 6%, the Company has adjusted the estimate of the provision for labor lawsuits of the PBA.

Note	8 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a subcategory for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was accrued. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access the available transmission capacity within its distribution system upon payment of a wheeling fee.

The KWh price relating to the Company’s sales of electricity is determined by the ENRE by means of the periodic publication of electricity rate schedules (Note 2.a), for those distributors that are regulated by the aforementioned Regulatory Authority, based on the rate setting and adjustment process set forth in the Concession Agreement.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

20

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the SE. The price of the Company’s electric power reflects the costs of transmission and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts approximately to 9.1%.

	09.30.24		09.30.23
	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	10,312	875,170	10,717	709,772
Medium demand segment: Commercial and industrial (T2)	1,142	175,250	1,181	125,724
Large demand segment (T3)	2,627	309,897	2,790	286,863
Other: (Shantytowns/Wheeling system)	3,471	47,266	3,589	42,716
Subtotal - Sales of electricity	17,552	1,407,583	18,277	1,165,075

Other services
Right of use of poles		3,984		4,676
Connection and reconnection charges		1,071		594
Subtotal - Other services		5,055		5,270

Total - Revenue		1,412,638		1,170,345

	09.30.24		09.30.23
	GWh	$	GWh	$

Energy purchases (1)	20,775	(804,281)	21,567	(772,127)

(1)	As of September 30, 2024 and 2023, the cost of energy purchases includes technical and non-technical energy losses for 3,223 GWh and 3,290 GWh, respectively.

21

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	9 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 09.30.24
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	109,246	14,196	33,196	156,638
Pension plans	8,819	1,146	2,680	12,645
Communications expenses	4,776	3,711	9	8,496
Allowance for the impairment of trade and other receivables	-	12,592	-	12,592
Supplies consumption	25,291	-	1,977	27,268
Leases and insurance	1,039	19	3,577	4,635
Security service	9,351	556	589	10,496
Fees and remuneration for services	61,438	29,048	43,023	133,509
Public relations and marketing	-	6,896	-	6,896
Advertising and sponsorship	-	3,553	-	3,553
Reimbursements to personnel	-	-	4	4
Depreciation of property, plant and equipment	82,595	12,308	10,099	105,002
Depreciation of right-of-use asset	649	1,298	4,543	6,490
Directors and Supervisory Committee members’ fees	-	-	161	161
ENRE penalties	14,750	47,575	-	62,325
Taxes and charges	-	19,509	716	20,225
Other	21	3	399	423
At 09.30.24	317,975	152,410	100,973	571,358

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of September 30, 2024 for $ 22,948.

Expenses by nature at 09.30.23
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	107,218	14,771	33,265	155,254
Pension plans	7,885	1,087	2,446	11,418
Communications expenses	3,204	3,782	20	7,006
Allowance for the impairment of trade and other receivables	-	13,998	-	13,998
Supplies consumption	17,599	-	1,362	18,961
Leases and insurance	-	4	4,219	4,223
Security service	4,052	351	2,347	6,750
Fees and remuneration for services	66,242	27,603	36,717	130,562
Public relations and marketing	-	9,259	-	9,259
Advertising and sponsorship	-	4,770	-	4,770
Reimbursements to personnel	-	-	6	6
Depreciation of property, plant and equipment	88,566	13,198	10,829	112,593
Depreciation of right-of-use asset	436	872	3,050	4,358
Directors and Supervisory Committee members’ fees	-	-	323	323
ENRE penalties	11,436	25,061	-	36,497
Taxes and charges	-	16,346	682	17,028
Other	11	2	234	247
At 09.30.23	306,649	131,104	95,500	533,253

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of September 30, 2023 for $ 23,657.

22

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	10 | Other operating income (expense), net

	Note	09.30.24	09.30.23
Other operating income
Income from customer surcharges		15,842	19,184
Commissions on municipal taxes collection		2,122	3,476
Fines to suppliers		827	1,004
Services provided to third parties		4,036	3,286
Income from non-reimbursable customer contributions		262	232
Expense recovery		224	4
Framework agreement	2.c	741	9,179
Other		176	273
Total other operating income		24,230	36,638

Other operating expense
Gratifications for services		(1,375)	(2,342)
Cost for services provided to third parties		(2,726)	(2,825)
Severance paid		(196)	(323)
Debit and Credit Tax		(11,469)	(10,107)
Provision for contingencies	28	(14,968)	(12,189)
Disposals of property, plant and equipment		(3,340)	(454)
Other		(257)	(417)
Total other operating expense		(34,331)	(28,657)

Note	11 | Net finance costs

	Note	09.30.24	09.30.23
Financial income
Financial interest		788	342

Financial costs
Commercial interest		(209,128)	(415,486)
Interest and other		(93,070)	(81,727)
Fiscal interest		(26)	(38)
Bank fees and expenses		(3,291)	(1,062)
Total financial costs		(305,515)	(498,313)

Other financial results
Changes in fair value of financial assets and financial liabilities		(46,880)	23,907
Loss on integration in kind of Corporate Notes	24	(1,501)	-
Exchange differences		(11,141)	(29,041)
Adjustment to present value of receivables		(3,923)	(1,840)
Other financial costs (*)		(28,059)	(23,529)
Total other financial results		(91,504)	(30,503)
Total net financial costs		(396,231)	(528,474)

(*)	As of September 30, 2024 and 2023, $ 28,059 and $ 23,529, respectively, relate to Empresa de Energía del Cono Sur S.A. technical assistance.

23

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	12 | Basic and diluted earnings per share

Basic

The basic earnings per share are calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of September 30, 2024 and 2023, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincide with the diluted earnings per share, inasmuch as there exist neither preferred shares nor Corporate Notes convertible into common shares.

	Nine months at		Three months at
	09.30.24	09.30.23	09.30.24	09.30.23
Income for the period attributable to the owners of the Company	235,069	163,486	114,438	234,941
Weighted average number of common shares outstanding	875	875	875	875
Basic and diluted income per share – in pesos	268.65	186.84	130.79	268.50

24

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	13 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.23
Cost	73,901	665,521	1,671,087	741,297	236,105	655,776	12,113	4,055,800
Accumulated depreciation	(21,126)	(266,053)	(741,879)	(337,675)	(123,440)	-	-	(1,490,173)
Net amount	52,775	399,468	929,208	403,622	112,665	655,776	12,113	2,565,627

Additions	786	10	1,740	8,633	15,036	219,024	-	245,229
Disposals	-	(2,261)	(1,346)	(209)	(66)	-	-	(3,882)
Transfers	436	12,103	41,012	14,759	859	(83,426)	14,257	-
Depreciation for the period	(1,475)	(19,798)	(45,926)	(23,945)	(13,858)	-	-	(105,002)
Net amount 09.30.24	52,522	389,522	924,688	402,860	114,636	791,374	26,370	2,701,972

At 09.30.24
Cost	75,123	671,528	1,709,351	764,400	251,314	791,374	26,370	4,289,460
Accumulated depreciation	(22,601)	(282,006)	(784,663)	(361,540)	(136,678)	-	-	(1,587,488)
Net amount	52,522	389,522	924,688	402,860	114,636	791,374	26,370	2,701,972

•	During the period ended September 30, 2024, the Company capitalized as direct own costs $ 22,948.

25

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.22
Cost	69,690	652,294	1,619,954	712,756	184,871	563,773	7,557	3,810,895
Accumulated depreciation	(15,852)	(237,615)	(669,768)	(302,603)	(100,017)	-	-	(1,325,855)
Net amount	53,838	414,679	950,186	410,153	84,854	563,773	7,557	2,485,040

Additions	830	22	4,171	9,908	11,329	162,201	-	188,461
Disposals	(53)	-	(646)	(711)	-	-	-	(1,410)
Transfers	5,076	14,666	47,986	19,263	37,040	(127,819)	3,788	-
Depreciation for the period	(1,866)	(21,197)	(49,626)	(25,325)	(14,579)	-	-	(112,593)
Net amount 09.30.23	57,825	408,170	952,071	413,288	118,644	598,155	11,345	2,559,498

At 09.30.23
Cost	75,528	666,982	1,669,353	740,870	233,247	598,155	11,345	3,995,480
Accumulated depreciation	(17,703)	(258,812)	(717,282)	(327,582)	(114,603)	-	-	(1,435,982)
Net amount	57,825	408,170	952,071	413,288	118,644	598,155	11,345	2,559,498

•	During the period ended September 30, 2023, the Company capitalized as direct own costs $ 23,657.

26

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	14 | Right-of-use assets

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	09.30.24	12.31.23
Right of uses asset by leases	4,535	7,134

The development of right-of-use assets is as follows:

	09.30.24	09.30.23
Balance at beginning of the year	7,134	4,437
Additions	3,891	4,131
Depreciation for the period	(6,490)	(4,358)
Balance at end of the period	4,535	4,210

Note	15 | Inventories

	09.30.24	12.31.23

Supplies and spare-parts	127,960	80,245
Advance to suppliers	-	1
Total inventories	127,960	80,246

Note	16 | Other receivables

	Note	09.30.24	12.31.23
Non-current:
Related parties	29.c	3	5

Current:
Assigned assets and in custody (1)		23,029	41,126
Judicial deposits		919	754
Security deposits		440	737
Prepaid expenses		1,970	1,808
Advances to suppliers		4,196	2,768
Tax credits		10,421	17,648
Debtors for complementary activities		20,015	3,309
Framework agreement (2)	2.c	-	557
Other		18	30
Allowance for the impairment of other receivables		(68)	(119)
Total current		60,940	68,618

(1)	As of September 30, 2024 and December 31, 2023, relate to Securities issued by private companies for NV 16,722,550 and NV 19,610,291, respectively, assigned to Global Valores S.A. The Company retains the risks and rewards of the aforementioned assets and may make use of them at any time, at its own request.
(2)	As of December 31, 2023, relates to the Framework Agreement related to the Recognition of consumption in vulnerable neighborhoods period 2022.

The value of the Company’s other financial receivables approximates their fair value.

27

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	09.30.24	09.30.23
Balance at beginning of the year	119	272
Increase	59	59
Result from exposure to inflation	(110)	(170)
Balance at end of the period	68	161

Note	17 | Trade receivables

	09.30.24	12.31.23
Current:
Sales of electricity – Billed	173,317	71,682
Receivables in litigation	264	209
Allowance for the impairment of trade receivables	(16,097)	(12,579)
Subtotal	157,484	59,312

Sales of electricity – Unbilled	188,798	68,956
PBA & CABA government credit	10,406	5,950
Fee payable for the expansion of the transportation and others	2	4
Total current	356,690	134,222

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	09.30.24	09.30.23
Balance at beginning of the year	12,579	29,085
Increase	12,533	13,939
Decrease	(2,399)	(3,921)
Result from exposure to inflation	(6,616)	(17,836)
Balance at end of the period	16,097	21,267

Note	18 | Financial assets at fair value through profit or loss

	09.30.24	12.31.23

Negotiable instruments	5,889	1,185
Mutual funds	244,481	165,346
Total Financial assets at fair value through profit or loss	250,370	166,531

28

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	19 | Cash and cash equivalents

	09.30.24	12.31.23	09.30.23
Cash and banks	2,242	2,817	3,877
Mutual funds	414	15,580	20,005
Total cash and cash equivalents	2,656	18,397	23,882

The reconciliation of the balances of cash and cash equivalents that are disclosed in the Statement of Cash Flows in accordance with the provisions of IAS 7 is as follows:

	09.30.24	12.31.23	09.30.23
Balances as above	2,656	18,397	23,882
Bank overdrafts (Note 24)	(35,516)	-	-
Balances per statement of cash flows	(32,860)	18,397	23,882

Note	20 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total
Balance at December 31, 2022	702,667	9,419	712,086
Payment of Other reserve constitution - Share-based compensation plan	-	87	87
Balance at December 31, 2023	702,667	9,506	712,173

Payment of Other reserve constitution - Share-based compensation plan	-	56	56
Balance at September 30, 2024	702,667	9,562	712,229

As of September 30, 2024, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share, 442,566,330 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share, and 1,596,659 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

On April 16, 2024, 79,472 treasury shares were awarded, as part of the implementation of the Share-based Compensation Plan, to certain employees, beneficiaries of that plan. At the date of issuance of these condensed interim financial statements, treasury shares amounted to 30,772,779, with no share-based incentive plan being currently in effect.

Note	21 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and by the negative covenants established by the Corporate Notes program.

If the Company’s Debt Ratio were higher than 3.75, the negative covenants set out in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

29

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	22 | Trade payables

		09.30.24	12.31.23
Non-current
Customer guarantees		2,116	2,489
Customer contributions		381	730
Total non-current		2,497	3,219

Current
Payables for purchase of electricity - CAMMESA (1)		404,970	273,357
Provision for unbilled electricity purchases - CAMMESA		115,738	88,151
Suppliers		115,168	120,234
Related parties	29.c	10,820	1,258
Advance to customer		38	2,469
Customer contributions		40	74
Discounts to customers		1,862	73
Total current		648,636	485,616

(1)	As of September 30, 2024 and December 31, 2023, includes $ 950 and $ 45,448 relating to post-dated checks issued by the Company in favor of CAMMESA, respectively.

The fair values of non-current customer contributions as of September 30, 2024 and December 31, 2023 amount to $ 48 and $ 87, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	23 | Other payables

	Note	09.30.24	12.31.23
Non-current
Payment plan - CAMMESA	2.b	186,298	214,236
ENRE penalties and discounts (1)		102,419	104,551
Financial Lease Liability(2)		462	1,514
Total Non-current		289,179	320,301

Current
Payment plan - CAMMESA	2.b	40,532	30,082
ENRE penalties and discounts (1)		53,332	22,180
Related parties	29.c	124	2,487
Advances for works to be performed		13	26
Financial Lease Liability (2)		2,001	4,356
Other		115	3
Total Current		96,117	59,134

(1)	As of September 30, 2024 and December 31, 2023, $ 101,700 and $ 103,573 relate to penalties payable to users as stipulated in Article 2 of the Agreement on the Regularization of Payment Obligations signed in May 2019.

The fair values of the payment plan with CAMMESA, adjusted in accordance with the development of the MWh value (Note 2.b) as of September 30, 2024 and December 31, 2023 amount to $ 135,169 and $ 120,902, respectively. Such values have been determined on the basis of the MWh monomic price published by CAMMESA at the end of each period. The applicable fair value category is Level 2.

30

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

The value of the rest of the financial liabilities included in the Company’s other payables approximates their fair value.

(2) The development of the finance lease liability is as follows:

	09.30.24	09.30.23
Balance at beginning of the year	5,870	3,124
Increase	2,466	2,935
Payments	(7,625)	(6,979)
Exchange difference	1,494	4,134
Interest	3,215	1,449
Result from exposure to inlfation	(2,957)	(1,585)
Balance at end of the period	2,463	3,078

Note	24 | Borrowings

	09.30.24	12.31.23
Non-current
Corporate notes (1)	166,279	89,374

Current
Corporate notes (1)	115,644	99,303
Interest from corporate notes	9,127	2,233
Bank overdrafts	35,516	-
Financial loans (2)	-	572
Total current	160,287	102,108

(1)	Net of debt issuance, repurchase and redemption expenses.
(2)	Relate to Import financing loans taken with ICBC bank, for CNY 2,489,696. Annual interest rate: 15.5%.

The fair values of the Company’s Corporate Notes as of September 30, 2024 and December 31, 2023 amount approximately to $ 309,853 and $ 190,707 respectively. Such values have been determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each period/year. The applicable fair value category is Level 1.

Issuance of Class No. 3 and Class No. 4 Corporate Notes

On January 30, 2024 the Company approved the terms and conditions of issue of Class No. 3 and Class No. 4 Corporate Notes, for an aggregate nominal value of USD 60,000,000, which may be extended to USD 100,000,000, in the framework of the Global Program for the Issuance of Simple non-convertible into shares Corporate Notes for a nominal value of up to USD 750,000,000, or its equivalent in other currencies, in accordance with the provisions of the Prospectus Supplement dated February 22, 2024.

On March 7, 2024, the Company issued Class No. 3 and Class No. 4 Corporate Notes for a nominal value of USD 95,762,688 and $ 3,577, respectively.

Class No. 3 Corporate Notes were paid-in according to the following detail: (i) USD 34,157,571 relates to the Integration in Kind Tranche through the delivery of Class No. 2 Corporate Notes at the Exchange Ratio; and (ii) USD 61,605,117 relates to the Regular Integration Tranche. The exchange ratio for each USD 1.00 principal amount of Class No. 2 Corporate Notes that the Eligible Holders thereof applied for the integration in kind of Class No. 3 Corporate Notes, is USD 1.0425 of principal amount of Class No. 3 Corporate Notes.

31

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Consequently, Class No. 2 Corporate Notes for a nominal value of USD 32,766,541 (value including paid-in surplus: USD 33,028,852) have been settled.

The principal on Class No. 3 Corporate Notes will be repaid in a lump sum on November 22, 2026. Furthermore, they will accrue interest at a fixed nominal annual rate of 9.75%, payable semiannually in arrears on May 22 and November 22 of each year, commencing on May 22, 2024.

With regard to Class No. 4 Corporate Notes, the principal thereon will be repaid in a lump sum on March 7, 2025. Furthermore, they will accrue interest at a floating rate equivalent to the Private BADLAR rate (relating to the simple average interest rate for term deposits over one million Argentine pesos with a maturity of 30 to 35 days of private banks published by the BCRA), plus an annual fixed margin of 3%, payable quarterly in arrears on June 7, September 7, December 7, 2024 and March 7, 2025.

On March 27, 2024, the Company issued Class No. 4 Additional Corporate Notes for a nominal value of $ 20,821. The issuance was above par, with the issuance total value thus amounting to $ 21,502.

Issuance of Class No. 5 and Class No. 6 Corporate Notes

The Company approved the terms and conditions of issue of Class No. 5 and Class No. 6 Corporate Notes, for an aggregate nominal value of USD 50,000,000, which may be extended to USD 175,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of the Prospectus Supplement dated July 26, 2024.

On August 5, 2024, the Company issued Class No. 5 and Class No. 6 Corporate Notes, for a nominal value of USD 81,920,187 and $ 17,313, respectively.

The new Class No. 5 Corporate Notes were paid-in according to the following detail: (i) USD 6,881,682 relates to the Integration in Kind Tranche through the delivery of Class No. 2 Corporate Notes at the Exchange Ratio; and (ii) USD 75,038,505 relates to the Regular Integration Tranche. The exchange ratio for each USD 1 principal amount of Class No. 2 Corporate Notes that the Eligible Holders thereof applied for the integration in kind of Class No. 5 Corporate Notes, is USD 1.035 of principal amount of Class No. 5 Corporate Notes.

Consequently, Class No. 2 Corporate Notes for a nominal value of USD 6,649,091 (value including paid-in surplus: USD 6,881,682) have been settled, with the remaining balance of outstanding nominal value (USD 20,584,368) maturing on November 22, 2024.

The principal on Class No. 5 Corporate Notes will be repaid in a lump sum on August 5, 2028. Furthermore, they will accrue interest at a fixed nominal annual rate of 9.5%, payable semiannually in arrears on February 5 and August 5 of each year, commencing on February 5, 2025.

With regard to Class No. 6 Corporate Notes, the principal thereon will be repaid in a lump sum on August 5, 2025. Furthermore, they will accrue interest at a floating rate equivalent to the Private BADLAR rate (relating to the simple average interest rate for term deposits over one million Argentine pesos with a maturity of 30 to 35 days of private banks published by the BCRA), plus an annual fixed margin of 7%, payable quarterly in arrears on November 5, 2024, February 5, May 5, and August 5, 2025.

As of September 30, 2024, an amount of $ 1,501 (USD 1,339,046) has been recognized in the Other finance income (costs) account as recognized additional to the Eligible Holders that applied for the integration in kind of Class No. 3 and Class No. 5 Corporate Notes.

Furthermore, an amount of $ 7,760 has been disbursed as issuance expenses of the new Classes Nos. 3, 4, 5 and 6 Corporate Notes.

32

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

The Company is subject to covenants that limit its ability to incur indebtedness pursuant to the terms and conditions of Classes Nos. 1, 2, 3, 4, 5 and 6 Corporate Notes, which indicate that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Debt ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of September 30, 2024, the values of the aforementioned ratios meet the established parameters.

Based on the above, the Company’s Corporate Note debt structure is comprised of as follows:

		in USD				in millions of $
Corporate Notes	Class	Financial debt at 12/31/2023	Exchange	Issue	Financial debt at 09/30/2024	Financial debt at 12/31/2023	Financial debt at 09/30/2024
Fixed rate - Maturity 2024	2	60,945,000	(39,700,207)	-	21,244,793	100,477	20,593
Floating rate - Maturity 2025 (*)	4	-	-	25,841,457	25,841,457	-	25,927
Fixed rate - Maturity 2025	1	55,244,538	-	-	55,244,538	90,433	55,136
Floating rate - Maturity 2025 (*)	6	-	-	17,839,621	17,839,621	-	17,735
Fixed rate - Maturity 2026	3	-	34,157,571	61,605,117	95,762,688	-	93,488
Fixed rate - Maturity 2028	5	-	6,881,682	75,038,505	81,920,187	-	78,171
Total		116,189,538	1,339,046	180,324,700	297,853,284	190,910	291,050

		in USD				in millions of $
Corporate Notes	Class	Financial debt at 12/31/2022	Exchange	Issue	Financial debt at 12/31/2023	Financial debt at 12/31/2022	Financial debt at 12/31/2023
Fixed rate - Maturity 2024	2	30,000,000	-	30,945,000	60,945,000	32,267	100,477
Fixed rate - Maturity 2025	1	55,244,538	-	-	55,244,538	60,122	90,433
Total		85,244,538	-	30,945,000	116,189,538	92,389	190,910

(*)	Issuance in ARS, translated into USD at the exchange rate detailed in Note 5.

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	09.30.24	12.31.23
Fixed rate
Less than 1 year	116,625	102,108
From 1 to 2 years	166,279	89,374
Total fixed rate	282,904	191,482
Floating rate
Less than 1 year	43,662	-
Total floating rate	43,662	-

The Company’s borrowings are denominated in the following currencies:

	09.30.24	12.31.23
Argentine peso	79,178	-
US dollars	247,388	190,910
Chinese yuans	-	572
Total Borrowings	326,566	191,482

On September 24, 2024, the CNV authorized the extension for a term of five years of the Company’s Corporate Notes Program for up to USD 750,000,000 Resolution No. 20,503, whose original maturity was October 23, 2024.

33

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

In the first nine months of 2024, credit rating agencies S&P Ratings, Moody’s Local Argentina and Fix SCr improved their credit ratings for the Company’s long-term debt issued in local and foreign currency, including its Corporate Notes. This implies an improvement in those agencies’ assessment of edenor’s ability to meet its indebtedness.

Issuance of Class No. 7 Corporate Notes

The Company approved the terms and conditions of issue of Class No. 7 Corporate Notes, whose public offering is exclusively intended for (i) in the United States, “Qualified Institutional Buyers”, as defined in Rule 144A of the Securities Act of 1933 of the United States, and (ii) outside the United States, as defined in Rule 902 of the aforementioned Act, for a maximum issue amount of up to USD 150,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of both the Prospectus Supplement dated October 10, 2024 and the First Amendment to the Supplement dated October 17, 2024.

Furthermore, on October 10, 2024, the Company launched the offer to exchange the Class No. 1 Corporate Notes issued by the Company maturing on May 12, 2025 for a nominal value outstanding of USD 55,244,538 for New Class No. 7 Corporate Notes (“Class No. 7 Additional Corporate Notes”), denominated and payable in United States dollars, at a fixed nominal annual interest rate of 9.75%, due in 2030, in the framework of the Global Program for the Issuance of Simple Corporate Notes.

On October 24, 2024, the Company issued Class No. 7 Corporate Notes for a nominal value of USD 135,000,000. The issuance was below par, with the issuance total value thus amounting to USD 131,157,900.

The offer to exchange the Class No. 1 Corporate Notes issued by the Company due May 12, 2025 for Class No. 7 Additional Corporate Notes resulted in 85.12% acceptance, equivalent to USD 47,025,871 (with the above-mentioned due date remaining in effect for 14.88%, i.e. USD 8,218,667).

Consequently, on October 25, 2024, the Company issued Class No. 7 Additional Corporate Notes for a total amount of USD 48,789,286 nominal value as total consideration for the Tender Orders and made Payment of Accrued Interest for USD 2,062,782 in cash. For each USD 100 principal amount of Existing Corporate Notes validly tendered and accepted under the Exchange Offer, each Eligible Holder received USD 103.75 principal amount of Class No. 7 Additional Corporate Notes, plus the applicable Payment of Accrued Interest.

Therefore, after the issuance of the Additional Corporate Notes related to the Exchange Offer, the total outstanding principal amount of Class No. 7 Corporate Notes is USD 183,789,286.

Finally, on October 31, 2024, Moody’s Local Argentina upgraded the Company’s long-term local and foreign-currency issuer rating from BBB+.ar. to A.ar, with the outlook remaining stable.

Note	25 | Salaries and social security taxes payable

	09.30.24	12.31.23
Non-current
Seniority-based bonus	6,971	4,936

Current
Salaries payable and provisions	29,743	47,111
Social security payable	7,350	6,022
Early retirements payable	289	550
Total current	37,382	53,683

34

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	26 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12 is as follows:

	09.30.24	09.30.23
Deferred tax	75,157	(245,264)
Difference between provision and tax return	2,210	(1,319)
Income tax benefit (expense)	77,367	(246,583)

The detail of the income tax expense for the period includes two effects: (i) the current tax for the period payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of deferred tax assets and liabilities is as follows:

	09.30.24	12.31.23
Deferred tax assets
Tax loss carry forward (1)	43,552	53,369
Trade receivables and other receivables	6,268	4,905
Trade payables and other payables	-	14,083
Salaries and social security payable and Benefit plans	7,879	5,434
Tax liabilities	902	210
Provisions	8,062	9,049
Deferred tax asset	66,663	87,050

Deferred tax liabilities
Property, plants and equipments	(857,564)	(825,976)
Financial assets at fair value through profit or loss	(23,535)	(34,750)
Trade payables and other payables	(15,522)	-
Borrowings	(2,157)	(27)
Adjustment effect on tax inflation	(55,320)	(191,074)
Deferred tax liability	(954,098)	(1,051,827)

Net deferred tax liability	(887,435)	(964,777)

(1)	The cumulative tax losses and the years in which they become statute-barred are as follow:

Tax loss - Year of origin	Current value	Year of prescription
2022	63,840	2027
2023	60,594	2028
	124,434

As of September 30, 2024 and December 31, 2023, cumulative tax losses do not exceed their recoverable value.

Based on the guidelines provided for in IFRIC 23 “Uncertainty over income tax treatments” and in accordance with the legal and tax advisers’ opinion, the Company has restated for inflation the cumulative tax losses and fixed assets depreciation, using the wholesale price index, general level (IPIM) and the consumer price index, general level (IPC), respectively. This criterion has been adopted taking into consideration that the effective income tax rate shows a confiscatory result, in line with the Supreme Court of Justice of Argentina’s decision rendered in the case entitled “Telefónica de Argentina SA and Other vs/EN-AFIP-DGI, General Tax Bureau” on October 25, 2022.

35

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

The reconciliation between the income tax benefit (expense) recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting income before taxes, is as follows:

	09.30.24	09.30.23
Income for the period before taxes	157,702	410,069
Applicable tax rate	35%	35%
Result for the period at the tax rate	(55,196)	(143,524)
Gain on net monetary position	248,805	89,557
Adjustment effect on tax inflation	(118,382)	(189,326)
Non-taxable income	(70)	(1,971)
Difference between provision and tax return	2,210	(1,319)
Income tax benefit (expense)	77,367	(246,583)

Note	27 | Tax liabilities

	09.30.24	12.31.23
Non-current
Current
Provincial, municipal and federal contributions and taxes	10,562	3,583
VAT payable	3,351	-
Tax withholdings	7,153	3,859
SUSS withholdings	484	301
Municipal taxes	2,715	1,606
Total current	24,265	9,349

Note	28 | Provisions

	For contingencies
	09.30.24	09.30.23
Balance at the beggining of the year	19,874	34,853
Increases	7,397	7,480
Result from exposure to inflation for the period	(11,125)	(19,829)
Balance at the end of the period	16,146	22,504

Included in current liabilities

	For contingencies
	09.30.24	09.30.23
Balance at the beggining of the year	5,782	9,420
Increases	7,571	4,709
Decreases	(3,185)	(1,718)
Result from exposure to inflation for the period	(3,379)	(5,441)
Balance at the end of the period	6,789	6,970

36

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	29 | Related-party transactions

The following transactions were carried out with related parties:

a.	Expense

Company	Concept	09.30.24	09.30.23

EDELCOS S.A.	Technical advisory services on financial matters	(28,059)	(23,529)
SACME	Operation and oversight of the electric power transmission system	(1,105)	(1,261)
Andina PLC	Financial interest	(205)	(219)
Quantum Finanzas S.A.	Legal fees	(4,053)	-
Grieco Maria Teresa	Legal fees	(2)	-
Estudio Cuneo Libarona Abogados	Legal fees	-	(12)
		(33,424)	(25,021)

b.	Key Management personnel’s remuneration

	09.30.24	09.30.23

Salaries	9,930	9,315

The balances with related parties are as follow:

c.	Receivables and payables

	09.30.24	12.31.23
Other receivables - Non current
SACME	3	5

Trade payables
EDELCOS	(10,820)	(1,258)
Other payables
Andina PLC	-	(2,275)
SACME	(124)	(212)
	(124)	(2,487)

Note	30 | Shareholders’ Meeting

The Company’s Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024 resolved, among other issues, the following:

-	To approve the Company’s Annual Report and Financial Statements as of December 31, 2023.
-	To allocate the $ 48,371 profit for the year ended December 31, 2023 (which at the purchasing power of the currency at September 30, 2024 amounts to $ 97,489) to the absorption of the accumulated deficit of the Unappropriated Retained Earnings account, in accordance with the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations.
-	To appoint Directors, Supervisory Committee members and the external auditors for the current fiscal year.
-	To extend for a period of five years the term of the Simple Corporate Notes Program for up to USD 750,000,000 and to delegate powers to the Board of Directors.

37

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

-	To extend the term for the holding of the Company’s treasury shares.
-	To amend section 4 of the Bylaws, subject to its approval by the ENRE.

On May 9, 2024, by means of Resolution No. 271/2024, the ENRE approved the amendment to the bylaws resolved by the shareholders’ meeting, which was assented to by the CNV by means of General Resolution No. 22,743/2024 dated June 18, 2024 and registered with the IGJ on July 24, 2024.

Note	31 | Events after the reporting period

The following are the events that occurred subsequent to September 30, 2024:

-	Issuance of New Class No. 7 Corporate Notes, Note 24.
-	Amendment to the work plan schedule of the 2024 RT, Note 2.a.
-	Issuer risk rating upgrade, Note 24.
-	Amendment to both the seasonal reference prices and the values of the Company’s electricity rate schedules – SCEYM Resolution No. 19/2024 and ENRE Resolution No. 905/2024, Note 2.a.

DANIEL MARX
Chairman

38

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 8, 2024